

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2025

Jeffrey Jagid
Chief Executive Officer
ATLANTIC INTERNATIONAL CORP.
270 Sylvan Avenue, Suite 2230
Englewood Cliffs, NJ 07632

> **Re: ATLANTIC INTERNATIONAL CORP.**
> **Registration Statement on Form S-3**
> **Filed June 23, 2025**
> **File No. 333-288226**

Dear Jeffrey Jagid:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Brian Fetterolf at 202-551-6613 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Elliot H. Lutzker